MCNEIL REAL ESTATE FUND XXV, L.P.

         Question:      [Did you see the] liquidation values [of the McNeil
                        Partnerships] published ...?
         ICAHN:         "I DIDN'T LOOK AT THEM AT ALL ....  I DIDN'T LOOK AT
                        IT BECAUSE I DIDN'T CARE. I FIGURED--"
         Question:      You just throw out $150 million and you don't care?
         ICAHN:         "75% OF LIQUIDATING VALUE IS GOOD ENOUGH FOR ME.
                        THAT'S WHAT I WANT TO PAY.  GOOD RETURN ON MY MON-
                        EY."

                                       Excerpt from cross-examination of
                                       Carl C. Icahn, October 2, 1996
         Dear Unitholder:

         By now you should be very familiar with the name Carl C. Icahn.
         For more than a year, Mr. "GOOD RETURN ON MY MONEY" Icahn, and his affiliate, High River Limited Partnership, have attempted, through repeated "hostile" tender offers, litigation and bluster, to acquire control of McNeil Real Estate Fund XXV, L.P. (the "Partner-ship"). In this regard, they have repeatedly tried to buy your Units at prices below their values and made unfounded allegations about the Partnership and its General Partner.

         You should be aware that Mr. Icahn has a long record of this type of "VULTURE" investing -- that is, acquiring large blocks of Units at prices that are inadequate and not in the best interests of either the respective Partnership or Unitholders. He's now trying this same investment tactic with the Partnership. HE'S TRYING TO TAKE ADVANTAGE OF YOU BY CONVINCING YOU THAT THE UNITS ARE A BAD INVESTMENT, WHILE AT THE SAME TIME BUYING THEM FOR $0.252 PER UNIT*, SIGNIFICANTLY LESS THAN THE RANGE OF PRESENT ESTIMATED LIQUIDATION VALUE DETERMINED BY AN INDEPENDENT FINANCIAL ADVISOR TO THE PARTNERSHIP. MR. ICAHN'S OWN ADMISSION IN HIS CROSS-EXAMINA-TION ON OCTOBER 2 THAT HE IS OFFERING ONLY 75% OF HIS OWN LOW-BALL ESTIMATE of the value of the Units, and thereby realizing a "good return" at YOUR expense, speaks for itself. IN FACT, MR. ICAHN'S OFFER PRICE IS ONLY BETWEEN 68.9% AND 70.6% OF THE PRESENT ESTIMAT-ED LIQUIDATION VALUE OF THE UNITS DISCUSSED BELOW.

         * STATEMENTS MADE BY MR. ICAHN AND HIGH RIVER IN THEIR RECENT LETTER TO YOU ARE FALSE AND INTENTIONALLY MISLEADING. For instance, the amount of fees they claim McNeil Partners received includes money paid to affiliates of Southmark Corporation, an entity which is not affiliated with McNeil Partners and which filed for bankruptcy in 1989. McNeil Partners replaced Southmark as the General Partner in the early 1990's. At that time, Robert A. McNeil established a revolving credit facility which permitted the Partnership and other McNeil partnerships to borrow from the General Partner up to $5,000,000 in order to stabilize the Partnership and avoid a fire-sale of its assets in a depressed real estate market. Under the stewardship of a well-capitalized McNeil Partners since 1991, the Partnership's financial condition has recovered significantly from its pre-1991 condition.

         * Mr. Icahn is certainly not offering to buy your Units because he thinks they are a bad investment. Fellow holders of 98.6% of the outstanding Units have chosen not to tender their Units as of November 1 and have rejected Mr. Icahn's offer. IF YOU ARE ONE OF THE FEW WHO HAVE TENDERED YOUR UNITS AND HAVE

         ________________
         * The offer price is $0.252 per Unit, not $0.255, because of the August, 1996 distribution to Unitholders of $0.003 per Unit.

              SECOND THOUGHTS ABOUT YOUR DECISION, WE HAVE INCLUDED FOR YOUR CONVENIENCE A FORM TO WITHDRAW YOUR TENDER.

         IN LIGHT OF ALL RELEVANT CIRCUMSTANCES, INCLUDING THE INDEPENDENT OPINION OF CROSSON DANNIS, INC. THAT MR. ICAHN'S OFFER PRICE IS INADEQUATE FROM A FINANCIAL POINT OF VIEW, THE PARTNERSHIP DETER-MINED THAT THE OFFER IS INADEQUATE, NOT IN THE BEST INTERESTS OF EITHER THE PARTNERSHIP OR UNITHOLDERS AND WE STRONGLY RECOMMEND THAT YOU REJECT IT.

         We urge you to consider the following points in making your deter-mination whether to reject the offer:

         THE PRESENT ESTIMATED LIQUIDATION VALUE FOR THE UNITS AS OF OCTOBER 3, 1996 IS BETWEEN $0.357 AND $0.366 PER UNIT. Crosson Dannis, Inc., an independent financial advisor to the Partnership, prepared an estimate of the present value (the "Present Estimated Liquida-tion Value") of a Unit based on the assumption that the Partnership completes an orderly liquidation by December 1999 (the "Liquida-tion"), during which time the Partnership will be distributing cash proceeds from the sale of the Partnership's properties as they are sold. The Present Estimated Liquidation Value represents Crosson Dannis' estimate of the present value of the gross cash distribu-tions, approximately $0.45 per Unit, that a Unitholder would receive between now and the completion of the Liquidation. It should be noted that the Present Estimated Liquidation Value does not represent an estimate by Crosson Dannis of the fair market value of a Unit. OF COURSE, IN HIS LETTER TO UNITHOLDERS, MR. ICAHN FAILED TO ADDRESS THE PRESENT ESTIMATED LIQUIDATION VALUE OF THE UNITS.

         AS WE HAVE STATED BEFORE, THE PARTNERSHIP HAS DETERMINED TO BEGIN AN ORDERLY LIQUIDATION OF ALL THE PARTNERSHIP'S ASSETS. Although there can be no assurance as to the timing of any liquidation, it is anticipated that such liquidation would result in distributions to all Unitholders of the cash proceeds from the sale of the Partnership's properties as they are sold and the dissolution of the Partnership followed by a liquidating distribution to all Unitholders before December 1999. THE PARTNERSHIP'S LIQUIDATION PLAN IS ONE OF THE MAJOR REASONS THAT THE UNITS ARE AN ATTRACTIVE INVESTMENT FOR MR. ICAHN -- IT GIVES HIM THE ABILITY TO MAKE - IN HIS OWN WORDS -- A "GOOD RETURN" ON HIS MONEY FROM PURCHASING YOUR UNITS.

         ON OCTOBER 17, 1996, MCNEIL REAL ESTATE FUND XXVII, L.P. ANNOUNCED THAT IT HAD RECEIVED AN UNSOLICITED OFFER FROM AN UNAFFILIATED THIRD PARTY TO ACQUIRE ALL OUTSTANDING UNITS OF FUND XXVII AT $6.50 PER UNIT, WHICH IS 15% MORE THAN MR. ICAHN IS OFFERING FOR SUCH UNITS. After meeting with the offeror in Dallas and considering the $6.50 offer, the partnership rejected it as being inadequate because the Present Estimated Liquidation Value of Fund XXVII's Units is between $8.37 and $8.64 per Unit.

         UNITHOLDERS OF MCNEIL REAL ESTATE FUND V, LTD. WHO DID NOT TENDER THEIR UNITS TO MR. ICAHN ARE EXPECTED TO RECEIVE APPROXIMATELY 82% MORE THAN HIS 1995 OFFER PRICE FOR THEIR UNITS. Last August, Mr. Icahn offered $400 per unit for McNeil Real Estate Fund V, Ltd. Since then, Fund V distributed $83.40 cash to unitholders and, on September 10, 1996, holders of Fund V's units approved the liquida-tion and dissolution of Fund V, pursuant to which it is anticipated that all unitholders will receive a cash distribution of approxi-mately $643.07 per Unit, subject to reserves and adjustment. Although there can be no assurance that a similar result will occur with the Partnership or that any particular distribution per Unit will be obtained, THE LIQUIDATION AND DISSOLUTION OF FUND V PRO-VIDES SOLID SUPPORT FOR OUR VIEW THAT MR. ICAHN'S CURRENT OFFER PRICE FOR YOUR UNITS IS INADEQUATE AND NOT IN THE BEST INTERESTS OF EITHER THE PARTNERSHIP OR UNITHOLDERS AND WE STRONGLY RECOMMEND THAT YOU REJECT IT.

         IN THE EVENT YOU HAVE ANY QUESTIONS, PLEASE CONTACT THE HERMAN GROUP, INC. AT (800) 658-2007.

         Very truly yours,



         Donald K. Reed
         McNeil Partners, L.P.
         General Partner



          P.S. If you are one of the few who tendered your Units and have second thoughts about your decision, we have included a withdrawal form for your conve-nience.